Exhibit 21

List of Registrant’s Subsidiaries as of June 30, 2012

Jurisdiction of
Name	Incorporation
Aeroflex Asia Ltd.	Hong Kong
Aeroflex Asia Pacific Ltd.	England
Aeroflex Colorado Springs, Inc.	Delaware
Aeroflex Control Components, Inc.	Michigan
Aeroflex France SAS	France
Aeroflex Gaisler AB	Sweden
Aeroflex GmbH	Germany
Aeroflex Incorporated	Delaware
Aeroflex / Inmet, Inc.	Michigan
Aeroflex Japan K.K.	Japan
Aeroflex Limited	England
Aeroflex / Metelics, Inc.	California
Aeroflex Microelectronics (Nanjing) Co. Ltd.	China
Aeroflex Plainview, Inc.	Delaware
Aeroflex RAD, Inc.	New York
Aeroflex Systems Group, Inc.	Delaware
Aeroflex / Weinschel, Inc.	Michigan
Aeroflex Wichita, Inc.	Delaware